Exhibit 99.1

Fiverr Announces Second Quarter 2021 Results

●	Growth exceeded high end of guidance: Revenue grew 60% y/y in Q2 as all metrics surpassed pre-pandemic growth levels

●	Fiverr Business growth: In only three quarters since launch, Fiverr Business now represents 5% of core marketplace business, growing faster than our overall marketplace

●	Launched Seller Plus: Launched a subscription product that’s built around Fiverr’s most engaged sellers, aiming to increase their loyalty and help grow their business on Fiverr

●
New partnerships with Salesforce and Wix: The partnerships will allow these two companies to qualify Fiverr sellers through purpose-built training programs and minimizing the screening and onboarding friction for them to access this talent

●	Promoted Gigs expansion: After a little over a year, Promoted Gigs reached an important milestone of $1M quarterly ad revenue

●
Providing Q3’21 guidance and updating FY’21 guidance: We are updating our full year guidance based on the incremental trends we have observed since the second half of May. People are traveling more and taking more vacations and spending less time online as many parts of the world reopen, which has impacted our financial outlook

NEW YORK, August 5, 2021 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the second quarter of 2021. Complete operating results and management commentary can be found in the Company’s shareholder letter which is posted to its investor relations website at investors.fiverr.com.

“Fiverr delivered another great quarter as we saw robust revenue growth of 60% y/y driven by strong active buyer growth as businesses continue turning to Fiverr to access digital service providers,” said Micha Kaufman, Fiverr’s Founder and CEO, “We are accelerating the pace of investments to make Fiverr into a powerhouse that enables more buyers and sellers to participate in the digital service economy. ”

Ofer Katz, Fiverr’s President and CFO, added, “Fiverr continues to deliver strong results across all metrics as we continue expanding market share and executing on our long-term strategic initiatives. Our business is well positioned to successfully navigate the uncertain environment.”

Second Quarter 2021 Financial Highlights

●	Revenue in the second quarter of 2021 was $75.3 million, an increase of 60% year over year.
●	Active buyers as of June 30, 2021 grew to 4.0 million, compared to 2.8 million as of June 30, 2020, an increase of 43% year over year.
●	Spend per buyer as of June 30, 2021 reached $226, compared to $184 as of June 30, 2020, an increase of 23% year over year.
●	Take rate for the quarter ended June 30, 2021 was 27.8%, up from 27.0% for the quarter ended June 30, 2020, an increase of 80 basis points year over year.
●
GAAP gross margin in the second quarter of 2021 was 83.4%, an increase of 30 basis points from 83.1% in the second quarter of 2020. Non-GAAP gross margin for both  the second quarter of 2021 and 2020 was 84.4%.

●
GAAP net loss in the second quarter of 2021 was ($13.3) million, or ($0.37) basic and diluted net loss per share, compared to ($0.1) million, or less than ($0.01) basic and diluted net loss per share, in the second quarter of 2020. Non-GAAP net income in the second quarter of 2021 was $7.9 million, or $0.22 basic net income per share and $0.19 diluted net income per share, compared to $3.6 million, or $0.11 basic net income per share and $0.10 diluted net income per share, in the second quarter of 2020.

●
Adjusted EBITDA[1] in the second quarter of 2021 improved to $7.4 million, compared to $3.1 million in the second quarter of 2020. Adjusted EBITDA margin was 9.8% in the second quarter of 2021, an improvement of 310 basis points from 6.7% in the second quarter of 2020.

Financial Outlook

Our Q3’21 outlook and updated full year 2021 guidance reflects the new post-COVID effect we saw in recent weeks. As COVID restrictions are lifted in many parts of the world, people are spending more time out of home and less time on screens. The reduced online activity translates into more modest new customer cohorts and less activity for older cohorts. We are providing the following guidance accordingly. Given the uncertainty of the ongoing impact and unprecedented conditions surrounding the COVID-19 pandemic on economies globally, we will provide investors with updated business trends as they evolve.

	Q3 2021	FY 2021
Revenue	$68.0-$72.0 million	$280.0-$288.0 million
Year over year growth	30-38%	48-52%
Adjusted EBITDA	$2.5-$3.5 million	$12.0-$14.0 million

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Thursday, August 5, 2021, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing (866) 360-3590, or (412) 317-5278 for callers outside the United States, and mention the passcode, “Fiverr.” A telephonic replay of the conference call will be available until Thursday, August 12, 2021, beginning one hour after the end of the conference call. To listen to the replay please dial (877) 344-7529, or (412) 317-0088 for callers outside the United States, and enter replay code 10157464.

About Fiverr

Fiverr’s mission is to change how the world works together. Since 2010, the Fiverr platform has been at the forefront of the future of work connecting businesses of all sizes with skilled freelancers offering digital services in more than 500 categories, across 9 verticals including graphic design, digital marketing, programming, video and animation. In the twelve months ended June 30, 2021, 4.0 million customers bought a wide range of services from freelancers across more than 160 countries. We invite you to become part of the future of work by visiting us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

1 Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measure” for additional information regarding this and other non-GAAP metrics used in this release.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$146,722	$268,030
Marketable securities	166,117	129,372
User funds	121,613	97,984
Bank deposits	129,000	90,000
Restricted deposit	346	346
Other receivables	7,667	5,418
Total current assets	571,465	591,150

Marketable securities	274,863	228,048
Property and equipment, net	6,367	6,265
Operating lease right of use asset	14,136	15,611
Intangible assets, net	9,767	5,884
Goodwill	15,900	11,240
Restricted deposit	2,589	2,589
Other non-current assets	528	415
Total assets	$895,615	$861,202

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$3,962	$3,622
User accounts	113,723	92,027
Deferred revenue	8,375	5,957
Other account payables and accrued expenses	43,591	40,396
Operating lease liabilities, net	3,340	3,307
Current maturities of long-term loan	507	560
Total current liabilities	173,498	145,869

Long-term liabilities:
Convertible notes	361,923	352,034
Operating lease liabilities	12,096	13,861
Long-term loan and other non-current liabilities	2,348	4,035
Total long-term liabilities	376,367	369,930
Total liabilities	$549,865	$515,799

Shareholders' equity:
Share capital and additional paid-in capital	549,372	517,444
Accumulated deficit	(203,716)	(172,573)
Accumulated other comprehensive income	94	532
Total shareholders' equity	345,750	345,403
Total liabilities and shareholders' equity	$895,615	$861,202

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenue	$75,263	$47,130	$143,583	$81,280
Cost of revenue	12,528	7,957	24,074	14,777
Gross profit	62,735	39,173	119,509	66,503

Operating expenses:
Research and development	20,106	10,533	36,979	20,507
Sales and marketing	38,184	23,207	80,823	41,428
General and administrative	12,789	6,031	23,876	11,621
Total operating expenses	71,079	39,771	141,678	73,556
Operating loss	(8,344)	(598)	(22,169)	(7,053)
Financial income (expenses), net	(4,944)	491	(8,918)	822
Loss before income taxes	(13,288)	(107)	(31,087)	(6,231)
Income taxes	(11)	(17)	(56)	(48)
Net loss attributable to ordinary shareholders	$(13,299)	$(124)	$(31,143)	$(6,279)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.37)	(* )	$(0.87)	$(0.19)
Basic and diluted weighted average ordinary shares	36,338,172	33,172,593	35,988,608	32,484,425

* Represents amounts less than 0.01

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Operating Activities
Net loss	(13,299)	(124)	(31,143)	(6,279)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,373	1,016	2,691	1,981
Amortization of discount of marketable securities	1,658	(66)	3,481	(337)
Amortization of discount and issuance costs of convertible notes	4,973	-	9,877	-
Shared-based compensation	13,174	3,062	23,657	5,824
Net income from exchange rate fluctuations	393	19	302	213
Changes in assets and liabilities:
User funds	(1,286)	(20,737)	(23,629)	(28,665)
Operating lease ROU assets and liabilities, net	272	-	(257)	-
Other receivables	(559)	(335)	(1,267)	113
Trade payables	(837)	2,764	253	2,180
Deferred revenue	121	796	2,395	1,806
User accounts	1,403	19,782	21,696	26,920
Other account payables and accrued expenses	8,630	857	12,736	3,582
Payment of contingent consideration	(507)	(1,960)	(507)	(1,960)
Non-current liabilities	6	164	(235)	162
Net cash provided by operating activities	15,515	5,238	20,050	5,540

Investing Activities
Investment in marketable securities	(40,833)	(135,036)	(166,831)	(171,822)
Proceeds from sale of marketable securities	39,065	113,451	78,995	150,539
Bank deposits	(39,000)	(15,000)	(39,000)	(15,000)
Acquisition of business, net of cash acquired	(410)	-	(9,288)	-
Purchase of property and equipment	(389)	(406)	(700)	(537)
Capitalization of internal-use software	(180)	(166)	(322)	(451)
Other receivables and non-current assets	-	2	-	54
Net cash used in investing activities	(41,747)	(37,155)	(137,146)	(37,217)

Financing Activities
Proceeds from follow on offering, net	-	130,670	-	130,670
Payment of deferred issuance costs related to follow on offering	(5)	-	(381)	-
Payment of convertible notes deferred issuance costs	-	-	(34)	-
Payment of contingent consideration	(1,105)	(2,040)	(1,105)	(2,040)
Proceeds from exercise of share options	1,563	2,704	6,351	4,652
Tax withholding in connection with employees' options exercises and vested RSUs	(10,951)	(16)	(8,629)	2,256
Repayment of long-term loan	(139)	(124)	(273)	(244)
Net cash provided by (used in) financing activities	(10,637)	131,194	(4,071)	135,294

Effect of exchange rate fluctuations on cash and cash equivalents	236	55	(141)	(246)
Increase (decrease) in cash and cash equivalents	(36,633)	99,332	(121,308)	103,371
Cash and cash equivalents at the beginning of period	183,355	28,210	268,030	24,171
Cash and cash equivalents at the end of period	146,722	127,542	146,722	127,542

KEY PERFORMANCE METRICS

	Six Months Ended
	June 30,
	2021	2020

Annual active buyers (in thousands)	3,998	2,792
Annual spend per buyer ($)	$226	$184

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP gross profit	$62,735	$39,173	$119,509	$66,503
Add:
Share-based compensation and other	338	87	617	157
Depreciation and amortization	440	499	877	973
Non-GAAP gross profit	$63,513	$39,759	$121,003	$67,633
Non-GAAP gross margin	84.4%	84.4%	84.3%	83.2%

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(13,299)	$(124)	$(31,143)	$(6,279)
Add:
Depreciation and amortization	$1,373	$1,016	$2,691	$1,981
Share-based compensation	13,174	3,062	23,657	5,824
Contingent consideration revaluation, acquisition related costs and other	1,201	(337)	2,521	(466)
Convertible notes amortization of discount and issuance costs	4,973	-	9,877	-
Exchange rate loss (income), net	432	-	(23)	-
Non-GAAP net income	$7,854	$3,617	$7,580	$1,060
Weighted average number of ordinary shares - basic	$36,338,172	$33,172,593	$35,988,608	$32,484,425
Non-GAAP basic net income per share attributable to ordinary shareholders	0.22	0.11	0.21	0.03

Weighted average number of ordinary shares - diluted	$40,921,663	$36,053,713	$40,854,045	$34,715,990
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.19	$0.10	$0.19	$0.03

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(In thousands, except adjusted EBITDA margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP net loss	$(13,299)	$(124)	$(31,143)	$(6,279)
Add:
Financial expense (income), net	$4,944	$(491)	$8,918	$(822)
Income taxes	11	17	56	48
Depreciation and amortization	1,373	1,016	2,691	1,981
Share-based compensation	13,174	3,062	23,657	5,824
Contingent consideration revaluation, acquisition related costs and other	1,201	(337)	2,521	(466)
Adjusted EBITDA	$7,404	$3,143	$6,700	$286
Adjusted EBITDA margin	9.8%	6.7%	4.7%	0.4%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP research and development	$20,106	$10,533	$36,979	$20,507
Less:
Share-based compensation	4,909	1,202	9,011	2,244
Depreciation and amortization	190	130	377	246
Non-GAAP research and development	$15,007	$9,201	$27,591	$18,017

GAAP sales and marketing	$38,184	$23,207	$80,823	$41,428
Less:
Share-based compensation	3,457	552	6,045	1,079
Depreciation and amortization	686	338	1,325	668
Contingent consideration revaluation, acquisition related costs and other	398	-	695	121
Non-GAAP sales and marketing	$33,643	$22,317	$72,758	$39,560

GAAP general and administrative	$12,789	$6,031	$23,876	$11,621
Less:
Share-based compensation	4,470	1,221	7,984	2,344
Depreciation and amortization	57	49	112	94
Contingent consideration revaluation, acquisition related costs and other	803	(337)	1,826	(587)
Non-GAAP general and administrative	$7,459	$5,098	$13,954	$9,770

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of non-GAAP financial measures guidance for the third quarter of 2021, and the fiscal year ending December 31, 2021 to the comparable GAAP measures, because certain items that are excluded from non-GAAP financial measures cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, income or loss on revaluation of contingent consideration, convertible notes amortization of discount and issuance costs and exchange rate income or loss as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the third quarter of 2021 and the fiscal year ending December 31, 2021, our expected future Adjusted EBITDA profitability, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations;our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 18, 2021, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.